ASX/Media RELEASE	10 November 2006

pSivida in negotiation with biotech fund for A$33.7M (US$26M)
for development funding and equity investment

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it is negotiating a non-binding Memorandum of Understanding (MOU) with an investment fund specializing in the biotech sector (the Investor). The MOU is expected to provide for the Investor to make an A$5.2m (US$4.0m) convertible preferred equity investment at current market in pSivida with warrant coverage and anti-dilution protection and an A$28.5m (US$22.0m) investment over time in a “Special Purpose Vehicle” (SPV) to fund pSivida’s portion of the costs to develop its lead ophthalmic development product, MedidurTM for the treatment of the chronic eye disease diabetic macular edema (DME). At closing, it is expected that the Company will receive a total of A$6.5m (US$5.0m) consisting of the A$5.2m (US$4.0m) equity investment and a payment by the SPV to pSivida of A$1.3m (US$1.0m).

pSivida and Alimera Sciences are currently co-funding the development and will co-share in the profits of MedidurTM for DME, which is currently in Phase III multi-national clinical trials. pSivida expects that the SPV will receive pSivida’s profit share payments under the Alimera co-development agreement and will distribute the payments to the Investor and pSivida. It is contemplated that, after closing, at an Extraordinary General Meeting at a date to be confirmed, pSivida will seek shareholder approval to give Investor a full exchange right on the A$28.5m (US$22.0m) SPV interest into pSivida ADSs at current market. If approved, the Investor will have the option to either share SPV revenues or convert all or part of their SPV investment into ADSs, in which case forfeiting that portion of their share of the SPV revenues. If shareholders do not approve the full exchange right, the Investor may elect to stop funding, in which case the Investor’s interest in the SPV would be reduced.

pSivida’s lead FDA approved ophthalmic product is Retisert™ for the treatment of uveitis, a leading cause of blindness in the United States. MedidurTM essentially differs from RetisertTM in that it is injected behind the eye in a simple office procedure, whereas RetisertTM is surgically inserted in a hospital procedure. MedidurTM and RetisertTM can deliver the same steroid (fluocinolone acetonide or FA), at a similar rate to the back of the eye. Sustained delivery of FA to the back of the eye has previously been shown to reduce edema in patients with DME, reduce the progression of their diabetic retinopathy, and most importantly, at three years provide a clinically significant increase in many patients vision. These results were generated in a 198 patient clinical trial conducted in the United States by Bausch & Lomb, licensee of Retisert™.

MedidurTM is being evaluated by several companies, including global pharmas and smaller biotech companies, for the delivery of their proprietary compounds to treat other eye diseases. The Company expects that one of these evaluations will lead to a license for pSivida’s drug delivery products.

“We believe these negotiations demonstrates strong commercial interest in MedidurTM for DME, our lead ophthalmic product in development, and that the proposed transaction, when closed, would eliminate most of the financial risk for the Company associated with this project,” said Dr Roger Brimblecombe, Chairman and CEO of pSivida Ltd. “The closing of this transaction would also allow MedidurTM for DME Phase III studies to continue while freeing up funds to permit us to progress our other clinical development studies and exploit our various drug delivery technologies.

-ENDS-

Released by:

pSivida Limited Brian Leedman Director of Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing Limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 76 patent families, 95 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This document contains forward-looking statements that involve risks and uncertainties including with respect to the potential signing of an MOU on the terms described and the closing of the transaction as described in the MOU; pSivida’s portion of the costs to develop Medidur™ for DME; potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the failure of the company to successfully negotiate and sign the MOU with the biotech fund on the terms described or at all; failure of the company to successfully close the transaction contemplated by the MOU with the Biotech Fund; the failure of the Company to obtain the requisite shareholder approval to give the Investor a full exchange right; failure of pSivida’s share of Medidur development costs to be no more than US$22m; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the Phase III Medidur™ for DME trial; our inability to raise additional funds at favourable terms or any terms; our inability to repay the amended notes and new convertible notes; our inability to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopaedics, and tissue engineering, diagnostics and food technology fields; failure of our evaluation agreements to result in license agreements; failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues; failure to complete negotiations for new centers for the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; failure of the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil™ primary liver program that is in Phase IIb clinical trials to provide a valuable platform for the development and commercialisation of BrachySil™ for pancreatic cancer and other indications; failure of the findings of the pancreatic cancer Phase IIa trial to provide a platform for further multicenter efficacy and safety trials; failure of there to be optimisation and standardisation between our two  pancreatic cancer study centres. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.